3844 Kennett Pike, Wilmington, Delaware 19807

Phone: (302) 656-1707 Fax: (302) 656-1703

September 9, 2015

Mr. Terence O’Brien

Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acorn Energy, Inc.
Form 10-K
Filed March 31, 2015
File No. 1-33886

Dear Mr. O’Brien:

This letter is submitted on behalf of Acorn Energy, Inc. (“we,” “Acorn” or the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of September 9, 2015 regarding the above-captioned filing.

Our numbered responses correlate to the numbers in your September 9, 2015 letter and we have set forth in italics the full text of the comments included in your letter for convenience purposes.

We respond to the Staff’s comments as follows:

Form 10-K for the Year Ended December 31, 2014

Outside Front Cover Page

1. We note that on the outside front cover page of this filing, as well as your other periodic filings, you present your Commission file number for periodic reports as 0-19771. It is actually 001-33886. Please use the correct file number in future filings.

We will use the correct file number in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 51

2. Please ensure that in future filings you clearly disclose when each of your debt arrangements matures. For example, we note that on page F-25 you disclose that one of your Israeli lines of credit expires in December 2015, but you do not disclose this information, specify which line of credit it applies to, or disclose the date that the line of credit expires, under this section.

We will clearly disclose, in future filings, when each of our debt arrangements matures.

3. You refer here to Acorn’s failure to comply with the financial covenants under its guaranty for GridSense’s debt. Please ensure that in future filings you specify the material financial covenants in your debt agreements, as well as your current compliance with those covenants, including quantitative disclosure.

We will specify, in future filings, the material financial covenants in our debt agreements, as well as our current compliance with those covenants, including quantitative disclosure.

With respect to your comments, we would like to acknowledge the following:

1.	Acorn is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

3.	Acorn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to make a thorough response to each of the Staff’s comments. We are available to explain or discuss our responses at the Staff’s convenience. Please feel free to call me or our outside corporate counsel, Sheldon Krause, at (212) 994-4770 if you have any questions or comments.

Very truly yours,

/s/ Michael Barth
Michael Barth
Chief Financial Officer
Acorn Energy, Inc.